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                          July 8, 2020

       Thomas Wilkinson
       Chief Executive Officer
       Sonim Technologies, Inc.
       6836 Bee Cave Road
       Building 100, Suite 279
       Austin, Texas 78746

                                                        Re: Sonim Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2020
                                                            File No. 333-239664

       Dear Mr. Wilkinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood at (202) 551-3345 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing